UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of, July 2010
Commission File Number: 001-12970
Goldcorp Inc.
(Translation of registrant’s name into English)
Suite 3400 – 666 Burrard St.
Vancouver, British Columbia V6C 2X8 Canada
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDCORP INC.
Date: July 28, 2010	/s/ Anna M. Tudela
	Name:	Anna M. Tudela
	Title:	Vice-President, Regulatory Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Management’s Discussion and Analysis of Financial Condition and Results of Operations For the Three and Six Months Ended June 30, 2010
99.2	Consolidated Financial Statements of the Company for the Three and Six Months Ended June 30, 2010
99.3	Form 52-109F2 Certification of Interim Filings — CEO
99.4	Form 52-109F2 Certification of Interim Filings — CFO